Exhibit 99.1

FOR RELEASE April 24, 2018

China Biologic to Report First Quarter of 2018 Financial Results

--Provides Preliminary First Quarter 2018 Results

and Earnings Announcement Date –

BEIJING, China – April 24, 2018 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that the Company will release first quarter 2018 financial results on Friday, May 4, 2018 after market close.

The Company also provided preliminary first quarter 2018 financial highlights. Excluding the financial results of TianXinFu, in which the Company acquired 80% interest at the beginning of 2018, total sales in the first quarter of 2018 is expected to grow approximately 2% in RMB terms over 2017 first quarter results, and non-GAAP adjusted net income is expected to decline 12-14% year over year in RMB terms. Including TianXinFu’s contribution, total sales for the first quarter 2018 is expected to grow approximately 13% in RMB terms, and non-GAAP adjusted net income is expected to grow 1% to 3% year over year in RMB terms.

Mr. David (Xiaoying) Gao, Chairman and Chief Executive Officer of China Biologic, commented, “The ongoing reform headwinds initiated in 2017 in China’s healthcare market have further negatively impacted our sales revenue and profit growth in the first quarter of 2018. Specifically, plasma product sales volumes in the direct sales channel declined significantly, reflecting the strict government policy of capping drug sales revenue to 30% of total hospital revenue in an effort to lower overall regional medical insurance spending. In order to comply with this policy, certain hospitals have implemented limits on high-unit-price plasma product prescriptions and directly decreased purchasing volumes for these products. Additionally, the distribution channel has experienced more intensified competition with further price discounts among all major plasma products. These challenging market conditions resulted in further pricing pressure and lower revenue generated from plasma products than we had expected in early 2018.”

These preliminary first quarter 2018 results remain subject to the Company’s review and finalization.

The Company’s management will hold a conference call at 7:30 a.m. ET on Monday, May 7, 2018, which is 7:30 p.m. Beijing Time on May 7, 2018, to discuss first quarter 2018 results. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905 945
China:	400 120 1203

A telephone replay will be available one hour after the conclusion of the conference call through May 14, 2018. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10119614

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinabiologic.investorroom.com/.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Non-GAAP Disclosure

This news release contains a non-GAAP financial measure, adjusted net income, that excludes from net income non-cash compensation expenses related to options and restricted shares granted to employees and directors under the Company's 2008 Equity Incentive Plan, and amortization of acquired intangible assets. The Company's management believes that this non-GAAP measure provides investors with a better understanding of the Company's performance. This non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies. A reconciliation of GAAP net income and non-GAAP adjusted net income for the first quarter 2018 will be provided when the Company announces its complete financial results for the first quarter ended March 31, 2018.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, potential inability to achieve the expected production capacities, potential change in market demand for plasma products, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +1-646-405-5191

E-mail: bill.zima@icrinc.com